CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended
March 31, 2015 and 2014
(Unaudited)

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS AND TOTAL COMPREHENSIVE INCOME
For the three months ended March 31, 2015 and 2014
(In thousands of United States dollars, except share numbers and per share amounts) - Unaudited

	Note		2015	2014

Metal revenues	14		$29,492	$47,050

Cost of sales (including depreciation and depletion)	4a	)	26,798	31,515

Earnings from mine operations			2,694	15,535

Corporate and administrative expenses	4b	)	2,916	2,674

(Loss) earnings from operations			(222)	12,861

Other income (expense), net			142	(16)
Finance expense	4c	)	(369)	(470)
Foreign exchange gain			342	388

(Loss) earnings before income taxes			(107)	12,763

Income taxes
Current tax (recovery) expense			(37)	5,384
Deferred tax expense (recovery)			640	(726)
			603	4,658

(Loss) earnings and total comprehensive (loss) income for the period			$(710)	$8,105

Weighted average shares outstanding:
Basic	12		179,877,377	154,469,712
Diluted	12		179,877,377	155,231,993

(Loss) earnings per share:
Basic	12		$(0.00)	$0.05
Diluted	12		$(0.00)	$0.05

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended March 31, 2015 and 2014
(In thousands of United States dollars) - Unaudited

	Note		2015	2014

OPERATING ACTIVITIES
(Loss) earnings before income taxes			$(107)	$12,763
Items not affecting cash:
Depreciation and depletion	4a	)	4,199	5,158
Finance expense	4c	)	369	470
Share-based payments	11b	)	280	299
Unrealized foreign exchange gain			(417)	(263)
			4,324	18,427
Changes in non-cash working capital items:
Trade and other receivables			(1,649)	(2,021)
Inventories			1,427	415
Advances and prepaid expenses			(852)	(370)
Trade payables and accrued liabilities			722	(4,192)
Deferred revenue	9		3,528	-
Cash flows provided by operating activities			7,500	12,259

INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment, exploration and evaluation			(8,656)	(9,874)
Cash flows used in investing activities			(8,656)	(9,874)

FINANCING ACTIVITIES
Interest paid	4c	)	(266)	(327)
Repayment of principal on loan facility	10		-	(4,515)
Proceeds from equity financing, net of transaction costs	11a	)	-	24,184
Cash flows (used in) provided by financing activities			(266)	19,342

Effects of exchange rate changes on the balance of cash held in foreign currencies			(536)	(125)

(Decrease) increase in cash and cash equivalents			(1,958)	21,602
Cash and cash equivalents, beginning of period			26,952	22,776
Cash and cash equivalents, end of period			$24,994	$44,378

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of United States dollars) - Unaudited

		March 31,	December 31,
	Note	2015	2014

ASSETS
Current
Cash and cash equivalents		$24,994	$26,952
Trade and other receivables	5	14,237	15,423
Inventories	6	45,273	46,693
Advances and prepaid expenses		1,580	728
Total current assets		86,084	89,796

Mineral properties, plant and equipment, exploration and evaluation	7	220,149	215,973
Non-current unprocessed ore stockpile	6	6,178	6,178
Total assets		$312,411	$311,947

LIABILITIES
Current
Trade payables and accrued liabilities	8	$23,405	$25,520
Deferred revenue	9	3,528	-
Loan facility	10	10,129	11,070
Current portion of equipment financing	7	1,134	1,134
Total current liabilities		38,196	37,724

Deferred tax liabilities		52,636	51,996
Long-term equipment financing	7	662	945
Provision for site reclamation and closure		1,875	1,865
Provision for contingent payment		4,592	4,535
Other provisions		1,103	1,105
Total liabilities		99,064	98,170

EQUITY
Issued capital	11	128,735	128,735
Share-based payment reserve		14,678	14,398
Retained earnings		69,934	70,644
Total equity		213,347	213,777
Total liabilities and equity		$312,411	$311,947

Events after the reporting period (note 15)

Approved by the Directors

“Bruce Bragagnolo”	Director	“Paula Rogers”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of United States dollars, except share numbers) - Unaudited

					Share-
			Number of		based
			common	Issued	payment	Retained	Total
			shares	capital	reserve	earnings	equity
Balance at January 1, 2015	Note		179,877,379	$128,735	$14,398	$70,644	$213,777
Loss and total comprehensive loss for the period			-	-	-	(710)	(710)
Share-based payments	11		-	-	280	-	280
Balance at March 31, 2015			179,877,379	$128,735	$14,678	$69,934	$213,347

Balance at January 1, 2014			144,159,045	$89,653	$13,242	$61,457	$164,352
Earnings and total comprehensive income for the period			-	-	-	8,105	8,105
Shares issued for financing costs	11a	)	300,000	407	-	-	407
Shares issued for cash equity financing	11a	)	18,920,000	24,184	-	-	24,184
Share-based payments	11		-	-	299	-	299
Balance at March 31, 2014			163,379,045	$114,244	$13,541	$69,562	$197,347

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2015
(In thousands of United States dollars, except where noted) - Unaudited

1.	NATURE OF OPERATIONS

Timmins Gold Corp. (“the Company”) was incorporated on March 17, 2005 under the laws of the Province of British Columbia, Canada. The Company is in the business of acquiring, exploring, developing and operating mineral resource properties in Mexico, through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V. and Molimentales del Noroeste, S.A. de C.V. (“MdN”) (collectively “the subsidiaries”). MdN owns the San Francisco Mine which was placed into commercial production on April 1, 2010. The Company is listed for trading on the Toronto Stock Exchange under the symbol TMM and the New York Stock Exchange MKT under the symbol TGD. The registered office of the Company is located at Suite 1900 - 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1.

2.	BASIS OF PREPARATION

a)	Statement of compliance

These condensed interim consolidated financial statements (“interim financial statements”) have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). As such, these interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2014 and 2013 (“annual consolidated financial statements”).

These interim financial statements have been prepared using the same accounting policies and methods of computation as compared to the annual consolidated financial statements in addition to the changes in accounting standards as disclosed in note 3.

These interim financial statements were approved by the Board of Directors and authorized for issue on May 4, 2015.

b)	Critical judgements and estimates

The Company’s management makes judgements in the process of applying the Company’s accounting policies in the preparation of its interim financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgements and estimates applied in the preparation of these interim financial statements are consistent with those applied and disclosed in note 2 to the annual consolidated financial statements. The Company’s interim results are not necessarily indicative of its results for a full year.

c)	Basis of consolidation

These interim financial statements include the accounts of the Company and its subsidiaries. All amounts are presented in United States dollars (“US dollars”), which is the functional currency of the Company and each of the Company’s subsidiaries, except as otherwise noted. References to C$ are to Canadian dollars. All inter-company balances, transactions, revenues and expenses have been eliminated.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2015
(In thousands of United States dollars, except where noted) - Unaudited

3.	CHANGES IN ACCOUNTING STANDARDS

a)	Changes in accounting policy

The Company has adopted the following amendments to IFRS standards:

a)

Amendments to IFRS 8 - Operating Segments (effective January 1, 2015) - This standard requires disclosure of the judgments made by management in aggregating operating segments. This includes a description of the segments which have been aggregated and the economic indicators which have been assessed in determining that the aggregated segments share similar economic characteristics. Management does not anticipate these amendments will materially impact the Company’s disclosures.

(b)	Future accounting pronouncements

The Company has not applied the following new standards and amendments to standards that have been issued but are not yet effective:

a)

IFRS 15 - Revenue from Contracts with Customers (effective January 1, 2017) - This standard outlines a single comprehensive model for companies to use in accounting for revenue arising from contracts with customers. Management is currently assessing the impact of the new standard.

b)

IFRS 9 - Financial Instruments (effective January 1, 2018) - This standard introduces new requirements for the classification and measurement of financial assets and financial liabilities, impairment of financial assets, and hedge accounting. Management is currently assessing the impact of the new standard.

4.	EXPENSES

a)	Cost of sales:

	Three months ended March 31,
	2015	2014
Costs of contract mining	$10,986	$12,675
Crushing and gold recovery costs	9,029	10,050
Mine site administration costs	1,104	1,934
Transport and refining	87	96
Royalties	148	236
Change in inventories	1,245	1,366
Production costs	22,599	26,357
Depreciation and depletion	4,199	5,158
Cost of sales (including depreciation and depletion)	$26,798	$31,515

b)	Corporate and administrative expenses:

			Three months ended March 31,
	Note		2015	2014
Salaries			$1,196	$726
Consulting and professional fees			693	851
Share-based payments	11b	)	280	299
Rent and office costs			179	138
Administrative and other			568	660
Corporate and administrative expenses			$2,916	$2,674

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2015
(In thousands of United States dollars, except where noted) - Unaudited

4.	EXPENSES (Continued)

c)	Finance expense:

	Three months ended March 31,
	2015	2014
Interest on loan facility and equipment financing	$266	$327
Accretion of loan facility	33	116
Accretion of provision for site reclamation and closure and other provisions	13	27
Accretion on provision for contingent payment	57	-
Finance expense	$369	$470

5.	TRADE AND OTHER RECEIVABLES

	March 31,	December 31,
	2015	2014
Trade receivable	$1,587	$533
VAT receivable (1)	11,749	13,760
Other receivables (2)	901	1,130
	$14,237	$15,423

(1)

VAT receivable is value added tax payments made by the Company, which in Mexico and Canada are refundable. The Company elects to use VAT amounts owed to it to settle income tax instalments payable to the Mexican government. As a result, the Company currently pays no income tax cash instalments and receives reduced amounts of VAT cash refunds. During the three months ended March 31, 2015, the Company collected $4,786 (three months ended March 31, 2014 - $3,180) of the VAT receivable.

(2)	Other receivables include an allowance of doubtful amounts of $129 (December 31, 2014 - $129).

6.	INVENTORIES

	March 31,	December 31,
	2015	2014
Ore in process	$36,020	$37,270
Supplies	9,253	9,423
Non-current unprocessed ore stockpile	6,178	6,178
	51,451	52,871
Less: non-current unprocessed ore stockpile	(6,178)	(6,178)
	$45,273	$46,693

The costs of inventories recognized as an expense for the three months ended March 31, 2015 were $26,798 (three months ended March 31, 2014 - $31,515) and are included in cost of sales.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2015
(In thousands of United States dollars, except where noted) - Unaudited

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION

			Exploration
	Mineral	Plant and	and
	properties (a)	equipment (1)	evaluation	Total
Cost
At January 1, 2015	$154,636	$90,332	$37,645	$282,613
Expenditures	6,657	1,208	517	8,382
At March 31, 2015	161,293	91,540	38,162	290,995
Accumulated depreciation and depletion
At January 1, 2015	35,712	29,120	1,808	66,640
Depreciation and depletion	1,953	2,253	-	4,206
At March 31, 2015	37,665	31,373	1,808	70,846
Carrying amount at March 31, 2015	$123,628	$60,167	$36,354	$220,149

			Exploration
	Mineral	Plant and	and
	properties(a)	equipment	evaluation	Total
Cost
At January 1, 2014	$137,006	$84,348	$4,985	$226,339
Expenditures (2)	19,032	5,984	32,660	57,676
Change in reclamation obligation	(1,402)	-	-	(1,402)
At December 31, 2014	154,636	90,332	37,645	282,613
Accumulated depreciation and depletion
At January 1, 2014	27,136	18,760	-	45,896
Depreciation and depletion	8,576	10,360	-	18,936
Write-off of exploration and evaluation properties (3)	-	-	1,808	1,808
At December 31, 2014	35,712	29,120	1,808	66,640
Carrying amount at December 31, 2014	$118,924	$61,212	$35,837	$215,973

(1)

The Company has entered into an agreement with an equipment supplier to finance the remaining portion of an equipment purchase totalling $4,862 of which the Company had previously paid $1,459. The financing agreement carries an annual interest rate of 7.2% and the remaining balance of $1,796 is payable in 19 monthly instalments which include equal principal repayments of $95. At March 31, 2015, the current and long-term portions of the equipment financing total $1,134 and $662, respectively (December 31, 2014 - $1,134 and $945, respectively).

(2)

On December 23, 2014, the Company closed an agreement to acquire the Caballo Blanco Property located in the state of Veracruz, Mexico for a total consideration of $29,168. The total consideration was allocated to mineral properties as an exploration and evaluation asset.

(3)	During the year ended December 31, 2014, the Company wrote-off certain exploration and evaluation properties in order to focus resources on the San Francisco Property as well as newly acquired assets.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2015
(In thousands of United States dollars, except where noted) - Unaudited

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION (Continued)

a)	Mineral properties

	March 31,	December 31,
	2015	2014
Depletable mineral property	$107,458	$102,908
Non-depletable mineral properties	16,170	16,016
	$123,628	$118,924

i.	San Francisco Property

The San Francisco Property is located in Santa Ana, Sonora, Mexico which is formed by several adjacent claims. Commercial production began, at San Francisco, in April 2010. The Company continues to conduct and incur some exploration and development costs which are being capitalized. At March 31, 2015, mineral properties includes $47,417 (December 31, 2014 - $43,440) of unamortized deferred stripping costs.

ii.	La Chicharra Property

The La Chicharra Property is also located in Santa Ana, Sonora, Mexico adjacent to the San Francisco Property, and is considered part of the overall San Francisco Gold Property. The La Chicharra Property is under active exploration and development, but is not yet commissioned or in commercial production and is therefore considered non-depletable.

8.	TRADE PAYABLES AND ACCRUED LIABILITIES

	March 31,	December 31,
	2015	2014
Trade payables	$17,736	$17,520
Income taxes payable	2,716	4,482
Accrued liabilities	1,194	1,736
Vendor loan	1,725	1,725
Other	34	57
	$23,405	$25,520

9.	DEFERRED REVENUE

At March 31, 2015, the Company had presold 2,800 ounces of gold (December 31, 2014 - nil ounces) at a predetermined price and deferred recognition of the metal revenues of $3,528 (December 31, 2014 - $nil) until delivery of the gold to the customer, which took place in April 2015.

10.	LOAN FACILITY

During December 2013, the Company negotiated with Sprott Asset Management (“the Lender”) to extend the pre-existing C$18,000 loan facility 12 months beyond the original expiry date of December 31, 2013 in exchange for 300,000 common shares of the Company. The shares were issued on January 24, 2014 and had a fair value of C$1.50 ($1.36) per share at the date of issue.

The amended loan facility was repayable in full on or before December 31, 2014 with a stated interest rate of 9.0% per annum. On February 28, 2014, the Company repaid C$5,000 ($4,515) in principal of the C$18,000 ($16,438) loan facility outstanding at December 31, 2013.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2015
(In thousands of United States dollars, except where noted) - Unaudited

10.	LOAN FACILITY (Continued)

During December 2014, the Company renegotiated with the Lender to extend the term of the current loan facility of C$13,000 ($11,206) another 12 months to a maturity date of December 31, 2015. The loan facility will continue to have an interest rate of 9% per annum. The Company incurred transaction costs of $136, consisting of C$130 ($112) in extension fees and $24 in legal fees. For the three months ended March 31, 2015, the effective interest rate of the debt agreement was 10.3% (March 31, 2014 - 12.1%) .

On February 2, 2015, the C$13,000 loan facility was converted to $10,129 and the extension fees were paid by the Company.

Under the terms of the loan facility, the Company has pledged all of its assets (including the assets of its subsidiaries) in favour of the Lender as security over the loan facility. In addition, the subsidiaries have each provided guarantees to the Lender for the repayment of any amounts advanced to the Company under the terms of the loan facility.

At March 31, 2015 and December 31, 2014, no accrued interest on the loan facility was included in trade payables and accrued liabilities.

11.	EQUITY

a)	Authorized share capital

•	Unlimited number of common shares without par value. These shares have voting rights and their holders are entitled to receive dividend payments; and,
•

Unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

There were no common share transaction during the three months ended March 31, 2015.

The Company had the following common share transactions during the three months ended March 31, 2014:

•	On January 24, 2014, the Company issued 300,000 common shares as part of renegotiating the loan facility.
•	On February 11, 2014, the Company closed a bought deal financing and issued 18,920,000 common shares for gross proceeds of C$28,380 ($25,741), with transaction costs of C$1,716 ($1,557).

At March 31, 2015, there were 179,877,379 issued and outstanding common shares (December 31, 2014 - 179,877,379).

The Company does not currently pay dividends and entitlement will only arise upon declaration.

b)	Share options

The Company has an incentive share option plan (“the plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The plan allows the Company to grant share options up to a maximum of 10.0% of the number of issued shares of the Company.

Share options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Discounted Market Price as defined by the TSX Corporate Finance Manual and vest over periods up to three years.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2015
(In thousands of United States dollars, except where noted) - Unaudited

11.	EQUITY (Continued)

Share option transactions and the number of share options outstanding during the period ended March 31, 2015 and year ended December 31, 2014 are summarized as follows:

	Number of share	Weighted average
	options	exercise price (C$)
Outstanding at January 1, 2014	11,375,000	1.99
Granted	3,300,000	1.44
Exercised	(433,334)	1.08
Forfeited	(1,341,666)	2.24
Outstanding at December 31, 2014	12,900,000	1.85
Expired	(1,400,000)	1.00
Outstanding at March 31, 2015	11,500,000	1.96
Exercisable at March 31, 2015	8,441,664	2.16

Share options outstanding and exercisable at March 31, 2015 are as follows:

			Weighted			Weighted
		Weighted	average		Weighted	average
Exercise	Number of	average	remaining life	Number of	average	remaining life
price range	options	exercise price	of options	options	exercise price	of options
(C$)	outstanding	(C$)	(years)	exercisable	(C$)	(years)
1.00 - 2.33	5,775,000	1.37	4.20	2,716,664	1.33	3.96
2.34 - 2.75	5,725,000	2.55	1.51	5,725,000	2.55	1.51
	11,500,000	1.96	2.86	8,441,664	2.16	2.29

The fair value of share options recognized as an expense during the three months ended March 31, 2015 was $280 (three months ended March 31, 2014 - $299).

12.	EARNINGS PER SHARE

	Three months ended March 31, 2015			Three months ended March 31, 2014
		Weighted			Weighted
	Loss for	average		Earnings	average
	the	shares	Loss per	for the	shares	Earnings
	period	outstanding	share	period	outstanding	per share
Basic EPS	$(710)	179,877,377	$(0.00)	$8,105	154,469,712	$0.05
Effect of dilutive securities:
Share options	-	-	-	-	762,281	-
Diluted EPS	$(710)	179,877,377	$(0.00)	$8,105	155,231,993	$0.05

At March 31, 2015, 11,500,000 (March 31, 2014 - 11,375,000) share options were outstanding, of which 11,500,000 were anti-dilutive (March 31, 2014 - 8,758,339) because the underlying exercise prices exceeded the average market price for the three months ended March 31, 2015 of the underlying common shares of C$1.11 (three months ended March 31, 2014 - C$1.52) .

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2015
(In thousands of United States dollars, except where noted) - Unaudited

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

At March 31, 2015 and December 31, 2014, none of the Company’s financial assets and liabilities are measured and recognized in the consolidated statement of financial position at fair value.

The carrying values of cash and cash equivalents, trade and other receivables, trade payables and accrued liabilities and the vendor loan approximate their fair value due to their short-term nature.

The fair value of the equipment financing at March 31, 2015 is $1,668 (December 31, 2014 - $1,911) as determined by discounting the future cash flows by a discount factor based on an interest rate of 9.0% (December 31, 2014 - 9.0%), which reflects the Company’s current rate of borrowing.

The fair value of the loan facility at March 31, 2015 is $10,165 (December 31, 2014 - C$12,903 ($11,123)) as determined by discounting the future cash flows by a discount factor based on an interest rate of 9.0% (December 31, 2014 - 9.0%), which reflects the Company’s current rate of borrowing.

14.	SEGMENTED INFORMATION

The Company has determined that it has one reportable operating segment, being the acquisition, exploration, and development of mineral properties located in Mexico. At March 31, 2015, all of the Company’s operating and capital assets are located in Mexico except for $302 (December 31, 2014 - $2,312) of cash and cash equivalents and other current assets which are held in Canada.

Reporting is prepared on a geographic and consolidated basis as determined by the requirements of the Chief Executive Officer as the chief operating decision maker for the Company. The Company does not treat the production of gold and silver, the primary two minerals, as separate operating segments as they are the output of the same production process and only become separately identifiable as finished goods and are not reported separately from a management perspective.

During the three months ended March 31, 2015 and 2014, the Company had sales agreements with three major customers. The percentage breakdown of metal revenues by major customer is as follows:

	Three months ended March 31,
	2015	2014
Customer A	95%	97%
Customer B	4%	3%
Customer C	1%	-
Total	100%	100%

Due to the nature of the gold market, the Company is not dependent on any customers to sell the finished goods.

The Company’s metal revenues from operations for the three months ended March 31, 2015 and 2014 are as follows:

	Three months ended March 31,
	2015	2014
Gold	$29,235	$46,532
Silver by-product	257	518
	$29,492	$47,050

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2015
(In thousands of United States dollars, except where noted) - Unaudited

15.	EVENTS AFTER THE REPORTING PERIOD

On April 29, 2015, the shareholders of the Company and the shareholders of Newstrike Capital Inc. (“Newstrike”) voted to approve the agreement entered into on February 17, 2015 between the Company and Newstrike, whereby the Company will acquire all of the issued and outstanding common shares of Newstrike via a plan of arrangement (the “Arrangement”). The Arrangement is expected to close in May 2015.

Under the terms of the Arrangement, Newstrike shareholders will receive 0.90 (the “Exchange Ratio”) of a Company common share and C$0.0001 in cash for each Newstrike common share. In addition, each outstanding option to purchase a Newstrike Share will be exchanged for an option to purchase a Company common share with equivalent terms based upon the Exchange Ratio.

Newstrike is a TSX Venture Exchange listed company whose principle asset is the Ana Paula gold project in Guerrero, Mexico.